Exhibit 99.1

AMTD International Inc. Reports Unaudited Financial Results for the Six Months Ended June 30, 2019 and for the Nine Months Ended September 30, 2019

HONG KONG, December 31, 2019 —  AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB), a subsidiary of AMTD Group, a leading Hong Kong-headquartered Asian financial institution group, today announced its unaudited financial results for the six months ended June 30, 2019 and for the nine months ended September 30, 2019.

Financial Results Highlights

•                 Total revenue for six months ended June 30, 2019 increased by 67.9% as compared to the same period in prior year to HK$618.0 million (US$78.8 million). Total revenue for the nine months ended September 30, 2019 was HK$1.0 billion (US$132.9 million), compared to a negative amount of HK$143.0 million (US$18.2 million) for the nine months ended September 30, 2018.

•                 Number of IPOs and other equity deals completed for the six months ended June 30, 2019 and for the nine months ended September 30, 2019 was 11 and 16, respectively.

•                 Number of debt capital market deals completed for the six months ended June 30, 2019 and for the nine months ended September 30, 2019 was 12 and 17, respectively.

•                 Total AUM as of June 30, 2019 increased by 12.9% as compared to December 31, 2018 to HK$20.6 billion (US$2.6 billion). Total AUM as of September 30, 2019 increased by 33.8% as compared to December 31, 2018 to HK$24.4 billion (US$3.1 billion).

Mr. Calvin Choi, Chairman and Chief Executive Officer of the Company, stated, “This is the first results announcement of AMTD International post our successful listing on the NYSE earlier in August. We are very proud of our solid results reflecting the international leading role of our investment banking franchise and the steady increase of our AUM. We have built a sizeable base over years to benefit from the strong performance and economies of scale for our asset management business. In addition, our team’s success to maintain our core competitiveness in serving new economy and regional financial institution clients among other client types have been contributing to our outstanding performance with high margins. We are confident to see many more developments and achievements of AMTD International as a rising star in asset management and disruptor in global investment banking.”

Recent Developments

In December 2019, the Company issued (i) an aggregate of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares, both with par value US$0.0001 per share, for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) convertible note due 2023 in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, each in the form of private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi, Chairman and Chief Executive Officer of the Company.

Mr. Philip Yau has been promoted to be Vice Chairman of AMTD Group and stepped down from his current role as Chief Financial Officer and Director of the Company.  Mr. Cliff Li has been promoted to Chief Financial Officer of the Company from his financial controller position effective in December 2019.

Mr. Derek Chung has been appointed as the Managing Director, Chief Strategy and Business Development Officer, and Head of Investment Banking of the Company with effect from January 2020, joining us from Deutsche Bank where he served as the Head of Financial Institutions Group, Asia investment banking.

Ms. Rachel Freeman tendered her resignation as Chief Strategy and Innovation Officer and Director effective in December 2019 to pursue an alternative career outside of the industry areas of AMTD International. Ms. Freeman will join the AMTD Group’s advisory body - AMTD Global Advisory Committee to continue providing valuable advices and recommendations to the Group’s overall future development and strategic directions. The Company is grateful for Ms. Freeman’s contributions and look forward to working closer with her in her new role as a member of AMTD Global Advisory Committee.

Mr. Andrew Chiu has been appointed as a Director and as Vice Chairman of the Board of Directors of the Company effective in December 2019.

Financial Results for the Six Months Ended June 30, 2019

Revenue

Total revenue for the six months ended June 30, 2019 increased by 67.9% as compared to the same period in prior year to HK$618.0 million (US$78.8 million), primarily due to increases in fee and commission income, dividend and realized gain related to investment, and net fair value change on financial assets at fair value through profit or loss.

•                 Fee and commission income for the six months ended June 30, 2019 increased by 39.4% as compared to the same period in prior year to HK$277.0 million (US$35.3 million), primarily due to an increase in fee and commission income from the investment banking segment. Fee and commission income from the investment banking segment increased by 40.3% as compared to the same period in prior year to HK$215.8 million (US$27.5 million), primarily due to an increase in our fees and commissions for (i) equity offerings and financial advisory services from HK$133.8 million (US$17.1 million) to HK$165.7 million (US$21.1 million) for the respective periods, and (ii) debt capital market deals from HK$19.9 million (US$2.5 million) to HK$50.1 million (US$6.4 million) for the respective periods. Fee and commission income from the asset management segment increased by 36.3% as compared to the same period in prior year to HK$61.2 million (US$7.8 million), primarily due to an increase in fee income attributable to new clients.

•                 Dividend and gain related to disposed investment for the six months ended June 30, 2019 were HK$100.6 million (US$12.8 million), which remained an important contributor to revenue compared to the prior year period.

•                 Net fair value change on financial assets at fair value through profit or loss for the six months ended June 30, 2019 increased by 242.7% as compared to the same period in prior year to HK$240.5 million (US$30.7 million), primarily due to the positive change in fair values of the underlying listed securities of the Company’s portfolio during the respective periods.

Operating Expenses

Operating expenses for the six months ended June 30, 2019 increased by 67.8% as compared to the same period in prior year to HK$50.6 million (US$6.4 million), primarily due to (i) an increase in annual audit and regular professional fees from HK$1.4 million (US$173 thousand) to HK$8.4 million (US$1.1 million) for the respective periods attributable to the Company’s initial public offering, (ii) an increase in stamp duty from nil to HK$2.1 million (US$270 thousand) for the respective periods, which in turn was primarily attributable to stamp duty paid in connection with the Company’s restructuring prior to the initial public offering, and (iii) an increase in net exchange difference from HK$37 thousand (US$5 thousand) to HK$3.9 million (US$495 thousand) due to the exchange rate fluctuation of U.S. dollars against Hong Kong dollars and respective impact to U.S. dollar balances.

Staff Costs

Staff costs for the six months ended June 30, 2019 increased by 11.7% as compared to the same period in prior year to HK$47.8 million (US$6.1 million), primarily due to an increase in staff bonuses including certain recruitment of talents and related costs.

Finance Costs

Finance costs for the six months ended June 30, 2019 increased by 64.6% as compared to the same period in prior year to HK$10.8 million (US$1.4 million), primarily due to an increase in average loan balance during the period to fuel the overall growth of the Company and support international expansion.

Profit and Total Comprehensive Income

Profit and total comprehensive income for the six months ended June 30, 2019 increased by 63.2% as compared to the same period in prior year to HK$433.9 million (US$55.3 million).

Profit and Total Comprehensive Income Per Share Attributable to Ordinary Shareholders

Basic and diluted profit and total comprehensive income per share attributable to ordinary shareholders for the six months ended June 30, 2019 was HK$2.67 (US$0.34).

Financial Results for the Nine Months Ended September 30, 2019

Revenue

Total revenue for the nine months ended September 30, 2019 was HK$1.0 billion (US$132.9 million), compared to a negative amount of HK$143.0 million (US$18.2 million) for the nine months ended September 30, 2018. This is primarily due to a significant increase in our fee and commission income under our investment banking and asset management businesses and a shift in our net fair value change on financial assets at fair value through profit or loss under our strategic investment business from a negative position to a positive position.

•                 Fee and commission income for the nine months ended September 30, 2019 increased by 71.1% as compared to the same period in prior year to HK$422.1 million (US$53.8 million), primarily due to an increase in core revenues from the investment banking segment. Fee and commission income from the investment banking segment increased by 81.3% as compared to the same period in prior year to HK$330.6 million (US$42.2 million), primarily due to a significant increase in our fees and commissions for (i) equity offerings and financial advisory services from HK$161.6 million (US$20.6 million) to HK$276.0 million (US$35.2 million) for the respective periods, and (ii) debt capital market deals from HK$20.8 million (US$2.6 million) to HK$54.6 million (US$7.0 million) for the respective periods. Fee and commission income from the asset management segment increased by 42.2% as compared to the same period in prior year to HK$91.4 million (US$11.7 million), primarily due to an increase in fee income attributable to new clients.

•                 Dividend and gain related to disposed investment for the nine months ended September 30, 2019 were HK$100.6 million (US$12.8 million), which remained an important contributor to revenue compared to the prior year period.

•                   Net fair value change on financial assets at fair value through profit or loss for the nine months ended September 30, 2019 was HK$519.4 million (US$66.2 million), compared to a negative amount of HK$488.9 million (US$62.4 million) for the prior year period, primarily due to the positive fair values change in the underlying listed securities of the Company’s portfolio during the respective periods.

Operating Expenses

Operating expenses for the nine months ended September 30, 2019 increased by 57.6% as compared to the same period in prior year to HK$74.1 million (US$9.5 million), primarily due to (i) an increase in annual audit and regular professional fees from HK$1.6 million (US$206 thousand) to HK$13.1 million (US$1.7 million) for the respective periods attributable to the Company’s initial public offering, (ii) an increase in an administrative support service fee of HK$6.0 million (US$765 thousand) charged by the Company’s immediate holding company in accordance with the transitional services agreement entered duly between the two parties as previously disclosed publicly, and (iii) an increase in stamp duty from nil to HK$2.1 million (US$270 thousand) for the respective periods, which in turn was primarily attributable to stamp duty paid in connection with the Company’s restructuring prior to the initial public offering.

Staff Costs

Staff costs for the nine months ended September 30, 2019 increased by 28.1% as compared to the same period in prior year to HK$78.1 million (US$10.0 million), primarily due to an increase in staff bonuses including a special bonus for the successful NYSE listing of the Company and new talents recruitment and related costs.

Finance Costs

Finance costs for the nine months ended September 30, 2019 increased by 146.9% as compared to the same period in prior year to HK$16.2 million (US$2.1 million), primarily due to an increase in average loan balance along the period to support and fuel the ongoing developments and accelerated international expansion of the Company.

Profit and Total Comprehensive Income

Profit and total comprehensive income for nine months ended September 30, 2019 was HK$741.3 million (US$94.6 million), compared to a negative amount of HK$190.6 million (US$24.3 million) in the prior year period.

Profit and Total Comprehensive Income Per Share Attributable to Ordinary Shareholders

Basic and diluted profit and total comprehensive income per share attributable to ordinary shareholders for the nine months ended September 30, 2019 was HK$4.04 (US$0.52).

Exchange Rate

The Company’s business is mainly conducted in Hong Kong and most of its revenues generated are denominated in Hong Kong dollars. This announcement contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars are made at a rate of HK$7.8401 to US$1.00, the exchange rate in effect as of September 30, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on September 30, 2019, or at any other rate.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB) is a leading Hong Kong-headquartered Asian financial institution group, connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Issac See

AMTD International Inc.

+852 3163-3331

+852 6187-7482

+1 (866) 849-3788

ir@amtdinc.com

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

	Six months ended June 30,
	2018	2019
	HK$	HK$
REVENUE
Fee and commission income	198,672,819	276,993,792
Dividend and gain related to disposed investment	99,227,724	100,551,728
	297,900,543	377,545,520
Net fair value changes on financial assets at fair value through profit or loss	70,172,586	240,500,597
	368,073,129	618,046,117
Other income	15,386,742	240,968
Operating expenses, net	(30,133,926)	(50,567,920)
Staff costs	(42,805,496)	(47,817,659)
Finance costs	(6,546,500)	(10,775,829)
PROFIT BEFORE TAX	303,973,949	509,125,677
Income tax expense	(38,125,706)	(75,244,709)

PROFIT FOR THE PERIOD AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	265,848,243	433,880,968

Attributable to:
Owners of the parent	242,501,656	541,249,399
Non-controlling interests	23,346,587	(107,368,431)
	265,848,243	433,880,968

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic, profit for period attributable to ordinary equity holders of the parent	1.21	2.67
Diluted, profit for period attributable to ordinary equity holders of the parent	1.21	2.67

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018 AND JUNE 30, 2019

	December 31,	June 30,
	2018	2019
	HK$	HK$

Assets
Current assets
Accounts receivable	161,093,054	463,374,203
Prepayments, other receivables and other assets	33,343,859	55,268,095
Due from a related company	4,085,019	4,085,019
Due from the immediate holding company	66,141,756	143,106,334
Due from fellow subsidiaries	2,596,118,859	3,102,841,164
Financial assets at fair value through profit or loss	1,953,078,309	1,925,635,387
Stock loans	1,535,679,600	1,535,679,600
Derivative financial instruments	—	194,467,519
Cash and bank balances — general accounts	126,855,518	285,365,662
Bank balances — segregated accounts	615,491,200	594,978,693
Total current assets	7,091,887,174	8,304,801,676

Non-current assets
Property, plant and equipment	131,206	66,835
Intangible assets	15,171,170	15,171,170
Total non-current assets	15,302,376	15,238,005

Total assets	7,107,189,550	8,320,039,681

Equity and liabilities
Current liabilities
Clients’ monies held on trust	586,891,255	576,737,779
Accounts payable	15,310,871	225,637,280
Margin loans payable	321,999,549	321,997,236
Other payables and accruals	80,123,688	93,631,736
Due to fellow subsidiaries	574,202,907	590,162,695
Due to the immediate holding company	2,145,792,209	2,115,506,098
Tax payable	25,109,794	59,059,713
Total current liabilities	3,749,430,273	3,982,732,537

Non-current liabilities
Deferred tax liabilities	163,357,177	195,444,318

Total liabilities	3,912,787,450	4,178,176,855

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2018 AND JUNE 30, 2019

	December 31,	June 30,
	2018	2019
	HK$	HK$
Equity
Share capital
Class A ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and June 30, 2019; nil and 8,000,000,000 shares authorized as at December 31, 2018 and June 30, 2019; nil and 9,903,504 shares issued and outstanding as at December 31, 2018 and June 30, 2019, respectively)	—	7,759
Class B ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and June 30, 2019; 2,000,000,000 shares authorized as at December 31, 2018 and June 30, 2019; 200,000,001 shares issued and outstanding as at December 31, 2018 and June 30, 2019, respectively)	156,998	156,998
Capital reserves	1,312,802,676	2,261,606,541
Retained profits	1,338,842,129	1,880,091,528
Total ordinary shareholders’ equity	2,651,801,803	4,141,862,826
Non-controlling interests	542,600,297	—
Total equity	3,194,402,100	4,141,862,826

Total liabilities and equity	7,107,189,550	8,320,039,681

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

	Nine months ended September 30,
	2018	2019
	HK$	HK$
REVENUE
Fee and commission income	246,622,869	422,052,516
Dividend and gain related to disposed investment	99,227,724	100,551,728
	345,850,593	522,604,244

Net fair value changes on financial assets at fair value through profit or loss	(488,890,720)	519,403,870
	(143,040,127)	1,042,008,114
Other income	15,387,129	7,466,148
Operating expenses, net	(47,045,850)	(74,136,643)
Staff costs	(60,973,034)	(78,102,347)
Finance costs	(6,546,500)	(16,162,042)
(LOSS) / PROFIT BEFORE TAX	(242,218,382)	881,073,230
Income tax credit / (expense)	51,594,722	(139,730,587)

(LOSS) / PROFIT FOR THE PERIOD AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(190,623,660)	741,342,643

Attributable to:
Owners of the parent	(116,643,176)	848,711,074
Non-controlling interests	(73,980,484)	(107,368,431)
	(190,623,660)	741,342,643
(LOSS) / EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic, (loss) / profit for period attributable to ordinary equity holders of the parent	—	4.04
Diluted, (loss) / profit for period attributable to ordinary equity holders of the parent	—	4.04

Class B ordinary shares:
Basic, (loss) / profit for period attributable to ordinary equity holders of the parent	(0.58)	4.04
Diluted, (loss) / profit for period attributable to ordinary equity holders of the parent	(0.58)	4.04

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

	December 31,	September 30,
	2018	2019
	HK$	HK$
Assets
Current assets
Accounts receivable	161,093,054	170,601,380
Prepayments, other receivables and other assets	33,343,859	53,511,853
Due from a related company	4,085,019	4,085,019
Due from the immediate holding company	66,141,756	1,951,534,980
Due from fellow subsidiaries	2,596,118,859	—
Financial assets at fair value through profit or loss	1,953,078,309	1,750,862,599
Stock loans	1,535,679,600	1,376,205,180
Derivative financial instruments	—	807,618,000
Cash and bank balances — general accounts	126,855,518	669,130,849
Bank balances — segregated accounts	615,491,200	287,968,500
Total current assets	7,091,887,174	7,071,518,360

Non-current assets
Property, plant and equipment	131,206	45,437
Intangible assets	15,171,170	15,171,170
Total non-current assets	15,302,376	15,216,607

Total assets	7,107,189,550	7,086,734,967

Equity and liabilities
Current liabilities
Clients’ monies held on trust	586,891,255	300,429,276
Accounts payable	15,310,871	6,725,012
Margin loans payable	321,999,549	321,775,552
Other payables and accruals	80,123,688	182,275,576
Due to fellow subsidiaries	574,202,907	—
Due to the immediate holding company	2,145,792,209	—
Tax payable	25,109,794	76,076,332
Total current liabilities	3,749,430,273	887,281,748

Non-current liabilities
Deferred tax liabilities	163,357,177	242,913,577

Total liabilities	3,912,787,450	1,130,195,325

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2018 AND SEPTEMBER 30, 2019

	December 31,	September 30,
	2018	2019
	HK$	HK$
Equity
Share capital
Class A ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and September 30, 2019; nil and 8,000,000,000 shares authorized as at December 31, 2018 and September 30, 2019; nil and 33,777,159 shares issued and outstanding as at December 31, 2018 and September 30, 2019, respectively)	—	26,440
Class B ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and September 30, 2019; 2,000,000,000 shares authorized as at December 31, 2018 and September 30, 2019; 200,000,001 shares issued and outstanding as at December 31, 2018 and September 30, 2019, respectively)	156,998	156,998
Capital reserves	1,312,802,676	3,768,803,001
Retained profits	1,338,842,129	2,187,553,203
Total ordinary shareholders’ equity	2,651,801,803	5,956,539,642
Non-controlling interests	542,600,297	—
Total equity	3,194,402,100	5,956,539,642

Total liabilities and equity	7,107,189,550	7,086,734,967